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Marisol Fernández

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E-mail : mfl@madeco.cl

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MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2003

(Santiago, Chile, August 27th, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended June 30th, 2003. All figures are expressed in Chilean pesos as of June 30th, 2003 (the year-over-year CPI variation totaled 3.5%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$699.12).

Madeco's Highlights

  The Company's revenues for the quarter ended June 30, 2003 amounted to Ch$61,982 million, a decrease of about 6.9% versus Ch$66,576 million generated in the same period last year. In spite of the revenue decline, the Company's consolidated EBITDA in 2Q03 (Ch$6,429 million) increased 26.1% versus 2Q02 (Ch$5,097 million), primarily reflecting an improvement in the Wire and Cable business unit. Moreover, for the second quarter of 2003 net income of Madeco totaled Ch$17 million, a significant turnaround versus a Ch$7,063 million loss registered in 2Q02.
  Following the capital increase and restructuring on April 9, 2003, in accordance with the amended and restated agreements among the Company and certain of its creditor banks, the Company made an additional Ch$7,119 million payment to those creditors. This amount corresponds to the first capital amortization payment and interest (otherwise due in March 2006), and an additional payment of 12.68% of the last payment (due in March 2010). These early payments are a result of the Company's restructuring in which the Company provided the abovementioned 14 banks with a covenant that it would use certain funds from the capital increase to make early payments to those creditor banks. The Company will use the remaining amount from those founds of approximately Ch$7,119 million for payments due in 2004 relating to the Series C bond.
  A total of 264,800,000 shares were sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million.
  Moreover and as part of the Company's capital increase approved at the Extraordinary Shareholder's meeting held on November 2002, an additional 1,156,803,602 shares were sold (at approximately Ch$28 per share) in a public auction on the Santiago Stock exchange on August 20, 2003 for Ch$32,403 million (equal to approximately US$46.1 million at the Ch$702.68 to US$1.00 Observed Exchange Rate for August 20, 2003). As a result of the sale, Madeco's total outstanding shares increased to 4,120,088,408 shares.

Quiñenco did not subscribe additional shares and its interest in Madeco decreased from 76.8% to 55.2% as of the same date. Proceeds from the share increase will be used to reduce liabilities and provide additional working capital for the Company.

Consolidated Income Statement Highlights (Exhibits 1 & 2)

Revenues: Revenues generated in 2Q03 totaled Ch$61,982 million, a 6.9% decline versus Ch$66,576 million in 2Q02. The revenue decrease primarily reflects lower sales in the Wire and Cable business unit, which were partially offset by higher sales in the Company's other three business units.

Gross Income and Gross Margin: Gross income amounted to Ch$8,815 million in 2Q03, flat versus Ch$8,814 million registered in 2Q02. COGS decreased 8.0% in the current quarter versus a year ago due mainly to the decline in volume sales of wire and cables and the Company's efforts to reduce its fixed cost structure, partially offset by higher raw material prices (primarily higher copper prices and polyethylene prices). Gross margin went up one percentage point, from 13.2% to 14.2% in 2Q03.

Operating Income and Operating Margin: The Company's operating income amounted to Ch$3,385 million in 2Q03, which compares favorably versus the Ch$1,811 million generated in the same period of 2002. Moreover, the Company's operating margin grew 2.8 p.p., from 2.7% to 5.5%. The positive evolution of the operating income reflects a 22.5% drop in SG&A expenses, basically due to specials efforts executed in the Wire and Cable and Brass Mills units to continue reducing its fixed-cost structure.

Non-Operating Results: The Company's non-operating loss in 2Q03 amounted to Ch$3,159 million, versus a loss of Ch$9,853 million loss in the same period last year.

  Price-level restatement and translation losses: the Company's translation losses for the 2Q02 period resulted primarily from the devaluation of the Brazilian real and the Argentine peso versus the US dollar, which were compensated by currency hedges. In contrast, the Ch$1,261 million gain in 2Q03 reflects the Brazilian currency revaluation and the positive effects of the financial debt restructuring that reduced the Company's exposure to the US dollar's fluctuation.
  Other non-operating expenses: amounted to Ch$1,062 million in 2Q03, an increase versus Ch$842 million registered in the same period a year ago. In 2003, non-operating expenses included Ch$566 million due to depreciation expenses of assets in Argentina and Ch$347 million for expenses associated to the financial restructuring.
  Net financial expenses: amounted to Ch$3,128 million in 2Q03, a drop versus Ch$4,666 million expenses incurred in 2Q02 due to the Company's financial restructuring that resulted in both lower financial debt and a decline in interest rate.
  Other non-operating income: amounted to Ch$286 million in 2Q03, higher compared to Ch$48 million gain registered in the same period last year; this year the Company registered recovery of custom tax in Brazil.

Net Income: Net income before taxes in 2Q03 amounted to Ch$226 million, versus a loss of Ch$8,042 million in 2Q02.

  The income tax in 2Q03 and 2Q02 amounted to Ch$198 million and Ch$407 million, respectively.
  The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 2Q03 amounted to a Ch$13 million expense versus a Ch$1,379 million credit in 2Q02; for 2Q03, Alusa generated net income versus the losses obtained in 2002 and Optel in 2003 registered losses.

In conclusion, the Company's net income after taxes in 2Q03 amounted to Ch$17 million a remarkable improvement versus a Ch$7,063 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the second quarter period. The second quarter and first half results by business units are included in the exhibits following the text of this report.

Wire & Cable

Figures presented below differ from those presented in the Company's previous press releases for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal as well as insulating materials, the Company is now including only metal used in the production of its wire and cable products.

Brazil: Revenues in 2Q03 dropped by 31.4% versus last year, primarily reflecting a 29.7% decline in volume sales. The decrease in volume sales reflects a fall in the Brazilian demand for wire and cable products, primarily energy cables due to the stagnation in investments in that sector. The COGS reduction amounted to 32.8% in 2Q03 versus the same period of 2002, resulting from lower volume sales, partially offset by higher raw material costs due to the increase of LME copper and polyethylene prices. SG&A expenses went down by 21.1% due to lower sales activity.

Chile: In 2Q03, revenues declined by 12.5% compared to the same period of 2002 due mainly to lower volume sales (24.0%), which was partially offset by higher average prices later to its adjustment to reflect raw material price increases. The volume sales decrease resulted from lower exports of copper rod, lower domestic sales of telecom cables and a decrease of magnetic cable demand. The volume sales decrease was partially offset by higher sales of copper thermo-stable due to new investments in the mining and forest areas. COGS fell by 20.6%, reflecting the drop in volume sales, which was partially offset by higher raw material prices (primarily copper and polyethylene). The Company's SG&A expenses experience a decrease of about 62.8%, resulting from adjustments of provisions for uncollectibles and lower third party services.

Peru: Revenues went down by 8.7%, reflecting a 12.6% drop in quarter over quarter volume sales as a consequence of lower copper rod export sales to Venezuela and copper bare wire. The volume sales decrease was partially offset by higher sales of aluminum and copper thermo-stable cables as a result of governmental investments for rural electrification. COGS dropped 6.8% versus the same period last year as a consequence of lower volume sales activity, which was partially offset by raw material price increases (primarily copper, aluminum and polyethylene) and the elimination of a governmental export tax draw back effective until August 2002. The Company's efforts to reduce SG&A expenses resulted in a decrease of about 12.3% in 2Q03 versus the same period of 2002, specifically lower custom taxes, third party services and travel expenses were reduced significantly.

Argentina: Despite the fact that revenues are still low, they increased by 46.3% versus last year due mainly to the partial recovery of demand levels in the market after the economic crisis in the first half of 2002. Moreover, COGS also increased quarter over quarter figures by 44.8% primarily reflecting higher volume sales (44.9%). On the other hand, the SG&A expenses decrease (37.7%) reflects lower third party services.

Optical Fiber: Revenues in 2Q03 amounted to Ch$139 million, a decrease compared to Ch$310 million generated in the same period last year. COGS totaled Ch$281 million in 2Q03 versus Ch$518 million in 2Q02, largely reflecting the volumen sale decrease (43.5%). SG&A expenses amounted to Ch$182 million in 2Q03 a drop versus the Ch$204 million incurred in 2Q02.

Brass Mills

Chile-PB&S: Revenues amounted to Ch$12,755 million in 2Q03, an 8.7% increase versus Ch$11,731 million generated the previous year. The revenue growth primarily reflects an 8.5% rise in volume sales lead by increases in both the local and export markets. The 12.1% increase in the Company's COGS resulted from higher volume sales, higher raw material prices (LME copper price) and a slight decrease in productivity levels due to the incorporation of new personnel (during the 2Q03 were in training) to increase production. SG&A expenses reduced by 58.1% in the 2Q03 versus the same period a year ago, resulting from adjustments of provisions for uncollectibles and lower third party services.

Argentina-PB&S: Revenues totaled Ch$1,039 million in 2Q03, a significant 65.2% increase compared to Ch$629 million generated in the same period 2002. The revenue increase reflects higher volume sales (+45.9%) due to a partial recuperation of the Argentine market after the severe 2002 crisis, higher average prices and the revaluation of the Argentine peso against the US dollar compared to 2002 levels. COGS went up by 72.5%, reflecting the volume sales increase, higher prices of products imported form the Chilean subsidiary due to the increase of LME copper price. In spite of the revenue rise of 65.2%, SG&A expenses decreased by 14.3% reflecting reflects lower third party services.

Coin unit: Revenues amounted to Ch$1,699 million in 2Q03, a 38.1% decrease versus the same period last year reflecting lower volume sales (31.5%) and a drop in average prices due to an excess of install capacity in the industry after the introduction of the new coin Euro. COGS reduced by 21.8% due mainly to lower volume sales offset by an increase in raw material costs. SG&A expenses increased 20.8% due to higher uncollectibles and write-offs versus a year ago.

Flexible Packaging

Chile: Total revenues for 2Q03 were Ch$7,841 million, a 6.0% increase versus the same quarter of 2002. Higher revenues reflect volume sales rose (10.3%) due to higher export sales to other Latin American countries and increased demand from one multinational client. COGS went 4.0% up, reflecting the increase sales activity and higher raw material prices, partially offset by lower scrap levels (-2.5 p.p.). In spite of revenue increases, SG&A expenses dropped by 3.1%, reflecting lower ucollectibles and third party services.

Argentina: Total net sales in 2Q03 amounted to Ch$3,397 million, a slight decrease of 0.6% versus the same period last year. The drop reflects a decline in average prices partially offset by higher volume sales (0.9%), the Argentine market for flexible packaging after the fall of demand in the first quarter 2002 has not been able to recuperate its previous levels of demand. The COGS increase amounted to 4.3%, primarily due to higher volume sales, an increase in scrap levels (2.5 p.p.) and a rise in raw material costs. SG&A expenses for the period increased 44.9% due primarily to the revaluation of the Argentine peso against the US dollar and price adjustments in the market.

Aluminum Profiles

Net sales in 2Q03 were Ch$8,249 million, an increase of about 16.2% versus the same period last year. Higher revenue reflects an 8.1% increase in volume sales due to market share gains and average price increases effective since February 2003. COGS went 20.2% up, reflecting higher volume sales, an increase in raw material price, partially offset by higher productivity levels. SG&A expenses rose 14.2% due to higher severance indemnities as a consequence of the Company's restructuring in June 2003.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

Assets: Total assets of the Company as of June 30, 2003, amounted to Ch$387,049 million, a 6.8% decrease compared with the Ch$415,465 million in total assets as of June 30, 2002. The main differences were:

  Current assets amounted to Ch$142,400 million, a 1.1% decrease versus last year. The drop reflects lower inventories (19.4%), partially offset by higher other current assets (40.5%) and time deposits (more than 35 times) due to additional funds from the Company's capital increase.
  Fixed assets decreased 11.7% in 2003 versus the same period last year, to Ch$190,934 million at June 2003. The fixed assets reduction included additional provisions to reflect the lower values of properties in Argentina and the depreciation for the period (Ch$5,140 million), which was not offset by new investments in machinery and equipment (Ch$2,957 million).
  Other assets amounted to Ch$53,715 million, a 2.9% decrease compared to June 2002 due to a decrease on goodwill (Ch$2,756 million) reflecting the amortization of the period and lower long-term receivables (Ch$2,268 million) that resulted from write-offs and the rescheduling of some long-term-receivable to short-term. The decreases were partially offset by higher other long-term assets, reflecting an increase of Ch$3,675 million for unused assets in Argentina (sheet plant) and higher long-term deferred taxes (Ch$1,633 million) offset by lower differential between par value and placement of bonds (Ch$769 million).

Liabilities: Total liabilities of the Company as of June 30, 2003 were Ch$221,611 million, a 21.9% decrease compared to Ch$283,644 million at June 30, 2002. The primary differences were:

  Bank Debt amounted to Ch$129,192 million in June 2003, a 25,2% decrease versus June last year. On December 18, 2002 the Company paid to its 14 creditors banks a total of Ch$28,847 million. Following the capital increase and restructuring on April 9, 2003, in accordance with the amended and restated agreements among the Company and certain of its creditor banks, the Company made an additional Ch$7,119 million payment to those creditors. This amount corresponds to the first capital amortization payment and interest (otherwise due in March 2006), and an additional payment of 12.68% of the last payment (due in March 2010).
  Bonds were Ch$60,048 million, a 14,9% decrease versus June 2002. After March 22, 2003, the Company initiated a bond capitalization process, which ended on March 31, 2003. Pursuant to this bond capitalization process, the Company redeemed a portion of its outstanding bonds in exchange for cash and newly issued shares of the Company. The total amount redeemed by the Company was Ch$7,434 million, which were paid 50% in cash and 50% in shares (at Ch$24 per share). In addition, the Company paid the penultimate quote of the Series B Bond in February 1, 2003 for a total of Ch$837 million, paid interest of the Series C Bond of Ch$714 million in May 1st, 2003 and paid in June 15, 2003 a total of Ch$2,826 million of capital and interest of the Series A Bond.

Shareholders' Equity: Total Shareholders' Equity for the Company was Ch$152,394 million as of June 2003, a 28.4% increase versus June 2002. The main differences were:

  Paid-in capital increased by 39.1%, to Ch$167.377 million in June 2003, reflecting the Company's capital increase that ended in March 31, 2003 and additional 264,800,000 shares sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million. As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares.
  Share-premium grew more than 4 times, Ch$22,521 million in June 2003, reflecting the difference between the price (Ch$18), that resulted to divide the number of shares and the amount for the capital increase approved at the Extraordinary Shareholders' Meeting held on November 2002 and the price at which were offered the shares (Ch$24 for each share).
  Retained earnings, amounted to a loss of Ch$83,513 million in 2003 versus a loss of Ch$55,564 million in 2002 due mainly to losses registered in the second half of 2002.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.